Mail Stop 6010

December 11, 2007

J. Patrick Gallagher, Jr.
Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143

      Re: **Arthur J. Gallagher & Co.**
                 Definitive Proxy Statement
                 Filed April 5, 2007
                 File No. 001-09761

Dear Mr. Gallagher:

     We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

     Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

     If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

                Sincerely,

                Tim Buchmiller
                Senior Attorney